NO ACT

PE
12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 21, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-11

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to GE by John Hepburn. We also have received a letter from the proponent dated January 10, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Hepburn

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal requests that the board take the necessary actions to withdraw, in sufficient numbers, stock options granted to nine Corporate Executive Officers in 2009 and 2010, to leave the remainder close to levels granted in the years 2002 through 2008.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareowners voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2011

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549, U.S.A.

Re: *General Electric Company*
Shareowner Proposal of John Hepburn
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in follow-up to my e-mail of December 22, 2010 advising that I intended submitting a response under Rule 14a-8(k) to the Company's no-action request laid out in a letter to the Commission dated December 14, 2010 from Gibson, Dunn & Crutcher LLP.

I reject the opinion expressed in the Gibson Dunn letter that my proposal is "impermissibly vague and indefinite so as to be inherently misleading".

If included in the 2011 Proxy Statement, each shareowner will come to my proposal towards the end of the document, after reading more than 40 pages of material. Before voting, each one of them is likely to turn back to re-read the tables covering "2010 Outstanding Equity Awards at Fiscal Year-End" for the Chairman and four Vice-Chairmen, detailing all option and stock awards from 2001 through 2010, year by year. Each shareowner will be able to tie in my proposal very easily to these tables for the four Vice-Chairmen.

Few, if any, shareowners are likely to object if the "remainder" in my resolution is set by the Directors at 300,000 options for each of three Vice-Chairmen. This is the same number as awarded in 2008, being a figure close to the arithmetic mean and arithmetic average - 295,000 and 283,500 respectively - over the years 2002 through 2008.

With respect to 2009, because options granted in that year will have vested by the date of the Annual Meeting to be held on April 27, 2011 to the extent of 560,000 for each of three Vice-Chairmen, the withdrawal would amount to 1,240,000 options each. As none of the options granted in 2010 will have vested by April 27, 2011 the withdrawal for that year would be 700,000 each.

Because the above represents a few, straightforward calculations I believe it is quite reasonable that shareowners would agree that my proposal is clear and direct. Based on the aforementioned tables there are no significant variables possible. With respect to the other six executives I believe it is fair and reasonable that shareowners would expect the Directors to determine figures which maintain equity within the group of nine, taking in to account promotions, absence of an award in 2008 for one officer and any other relevant matters.

Last year the Directors had no trouble in identifying the nine executives when implementing my very similar proposal. In 2010 they are the same executives. I use the term "Corporate

Executive Officers" in the generic form. Neither the Annual Report, nor the Proxy Statement, which are the only documents provided to all shareowners by mail or electronic means, identify, or describe, executives other than the Chairman and Vice-Chairmen.

The Gibson Dunn letter "calls into question the accuracy of the Proponent's assertions in the supporting statement" with respect to 80,000 stock options. My statement clearly states the 80,000 relates to stock awards - not to options. If GE and Gibson Dunn wish to re-check, I believe that they will find my supporting statement is correct and ties in with the tables mentioned in paragraph three of this letter.

Last year, following receipt of a very similar proposal of mine addressing the same issues, the Directors implemented that proposal. This year they have chosen not to do so.

I believe it would be a severe injustice to GE shareowners if my proposal is excluded from General Electric Company Proxy Materials and so I respectfully request that Staff concur that it be included in those for 2011.

Yours truly,

John Hepburn

Copies via e-mail: R.O. Mueller, Gibson, Dunn & Crutcher LLP
L. Zyskowski, General Electric Company

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of John Hepburn
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from John Hepburn (the "Proponent") relating to certain stock option grants awarded to executives of the Company in 2009 and 2010.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Upon an affirmative vote, that the shareowners of General Electric request that the Board of Directors take the necessary actions to withdraw, in sufficient numbers, stock options granted to nine Corporate Executive Officers in 2009 and 2010, to leave the remainder close to levels granted in the years 2002 through 2008.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals involving grants of stock options. *See Pfizer Inc.* (avail. Feb. 18, 2003) (excluding a proposal under Rule 14a-8(i)(3) that attempted to define price limits for stock options granted to the company's management and directors); *Sensar Corp.* (avail. Jul. 17, 2001) (excluding a proposal under Rule 14a-8(i)(3) that sought to "express displeasure" over the terms of stock options granted to the company's management, directors and consultants).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also General Motors Corp.* (avail. Apr. 2, 2008) (excluding a proposal under Rule 14a-8(i)(3) where the company argued the proposal's reference to "restructuring initiatives" was vague in light of several such initiatives having been instituted within the ten-year period preceding the proposal's submission); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (excluding under Rule 14a-8(i)(3) a proposal attempting to set formulas for short and long-term incentive-based executive compensation where the company argued that because certain terms in the formulas were subject to multiple interpretations, the company could not determine with any certainty how to implement the proposal).

In the instant case, the language of the Proposal is subject to differing interpretations such that it is impossible to ascertain what the Proposal requires. The ostensible purpose of the Proposal is to reduce the number of stock options granted to certain executives referred to in the Proposal and supporting statement. However, because many of the key terms and concepts used in the Proposal are subject to multiple interpretations, neither the Company nor its shareowners can discern how the Proposal should be implemented.

The Proposal requests that stock options be withdrawn in sufficient numbers so that the "remainder" held by the executives is "close to levels granted in the years 2002 through 2008." However, aside from noting the years 2002 through 2008 as the baseline for comparison, the Proposal and supporting statement do not describe how to determine the number of stock options to be withdrawn or how to interpret the Proposal's reference to "remainder" with any certainty. As such, the Proposal is subject to numerous significantly differing interpretations.

First, the Proposal does not address what methodology is to be applied in comparing stock option grants in 2009 and 2010 to the levels granted in the years 2002 through 2008. At least three methodologies are possible:

<u>Interpretation 1 "Grant-by-Grant"</u>: Under one possible interpretation, each of the *grants* given to an executive in 2009 and 2010 would be compared to each *grant* given to that same executive in the years 2002 through 2008. The Company would then withdraw stock options from the grants made in 2009 and 2010 until the executive was left with a "remainder" deemed to be "close" to the level of grants in the years 2002 through 2008.

Interpretation 2 "Year-by-Year": In the second possible interpretation, the number of stock options granted to an executive in each *year* from 2002 through 2008 would be compared to the total number of stock options granted to the executive in each of the *years* 2009 and 2010. This differs from the previous interpretation as all grants awarded in a given year would be aggregated together for purposes of comparison, instead of comparing only individual grants. Thus, because the executives received two grants in 2009, it would be necessary for the Company to withdraw a significantly greater number of stock options to arrive at the "remainder" sought by the Proponent.

Interpretation 3 "Multiple Years": In a third possible interpretation, the *aggregate* number of stock options granted to an executive in the years 2002 through 2008 would be compared to the *aggregate* number of stock options granted to the executive in 2009 and 2010. The Company would then calculate the "remainder" by withdrawing stock options from the aggregate number of options granted in 2009 and 2010 until the levels were deemed to be "close" to the aggregate totals granted in the years 2002 through 2008.

The preceding methodologies are each viewed from the perspective of an individual executive; however, it is unclear whether the Proposal intends this type of person-by-person examination, or whether the methodology should be applied to all of the executives in the aggregate. Nevertheless, even on an aggregate approach, it is unclear whether the Proposal calls for an examination of options granted in 2009 and 2010 against those granted in the years 2002 through 2008 on a grant-by-grant, year-by-year or multiple year basis.

In addition to the uncertainty over which of the foregoing methodologies would be applied, there are numerous other interpretive issues that would arise in attempting to implement the Proposal such that it would be impossible for the Company to determine with certainty how to implement the Proposal. For example, the Proposal does not identify the "nine Corporate Executive Officers" to whom the Proposal applies. The supporting statement refers to specific grants to "nine Corporate Executive Officers" on specific dates, and a review of Forms 4 filed with respect to those dates do correspond to the grants described in the supporting statement. However, one of those nine persons whose grants are reported on Forms 4 filed under Section 16 of the Securities Exchange Act of 1934 ("Exchange Act") is the Company's chief accounting officer, who is a vice president but is not among the Company's "Corporate Executives," identified on the "Executive Leaders" page of the Company's website.[1] Conversely, while the Company has ten officers who are subject to the requirement to file Forms 4 under Exchange Act Section 16 (which includes the Company's

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[1] *See* http://www.ge.com/company/leadership/executives.html

chief executive officer, who did not receive option grants on the dates discussed in the supporting statement), the Company has twenty-two "Corporate Executives" as identified on the "Executive Leaders" page of the Company's website, some of whom also received option grants on the dates addressed in the supporting statement and some of whom received option grants during 2009 and/or 2010 on dates that are not addressed in the supporting statement.

The Proposal and supporting statement also do not address how to implement the Proposal in light of the fact that the position and employment status of the Company's executives has changed over the period covered by the Proposal. For example, the executives who serve as Vice Chairmen in 2009 and 2010 are different individuals than those who served as Vice Chairmen at various times from 2002 through 2008. Thus, the Company would not know whether, in attempting to determine how many options to withdraw from one of the individuals serving as Vice Chairman in 2009, whether to look at how many options were granted to individuals who held the position of Vice Chairmen from 2002 through 2008, or whether to look at how many options were granted at various times from 2002 through 2008 to the individual who currently holds the position of Vice Chairman, even though that individual held different positions and titles over the course of those years (and in fact none of the current Vice Chairmen served as a Vice Chairman in the years 2002 through 2004). Similarly, one of the officers who filed Forms 4 reporting grants on the dates addressed in the supporting statement did not receive any option grants prior to 2008, so the Company would not know whether to withdraw all of her options, to withdraw options to the level of her grants in 2008 or to withdraw sufficient options to leave her with a number comparable to those granted to the officer who from 2002 through 2008 held the position she currently holds.

Similarly, the Proposal and supporting statement gives no guidance on how to determine what number of options is "close" to the levels granted in 2002 through 2008, particularly since the number of options granted to various officers varied considerably over the years addressed in the Proposal. For example, the supporting statement suggests that a remainder of "around 300,000" stock options for Vice Chairmen and "up to 80,000" stock options for other officers would be indicative of the levels granted in each of the years 2002 through 2008. However, yet again an examination of Form 4 filings with the Commission clearly demonstrates that (i) wide ranges existed in grants among officers holding the same position within the Company, and (ii) the language in the supporting statement is inconsistent with the grants actually awarded to the executives. For example, in 2008 a Vice Chairman received a grant of 225,000 stock options,[2] yet it is unclear whether the Proponent is

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2 *See* http://www.sec.gov/Archives/edgar/data/40545/000123120508000121/xslF345X03/edgar.xml

proposing (A) an acceptable range of 75,000 stock options above or below the grants of 300,000 options mentioned in the supporting statement, (B) a hard "cap" of 300,000 stock options for any individual Vice Chairman, or (C) something else entirely. One of the individuals who is currently a Vice Chairman received a grant of 300,000 stock options in 2005 while holding the title of Senior Vice President.[3] For other officers, while the Proponent states that grants of "up to 80,000" stock options were awarded through 2008, the 2008 grants to such officers actually ranged from 50,000[4] to 175,000[5] stock options. Not only does this call into question the accuracy of the Proponent's assertions in the supporting statement, it clearly demonstrates that even if the Company were able to discern the methodology to be applied under the Proposal, it could not be certain exactly what actions or measures the Proposal requires to complete its implementation. More significant, given all of the ambiguities in the Proposal, shareowners considering the matter would have no certainty what they were being asked to approve.

The Staff frequently has concurred that where a proposal mandating specific action "may be subject to differing interpretations," it may be entirely excluded as vague and indefinite because "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). *See also General Electric Co.* (avail. Feb. 5, 2003) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) that sought to limit executive compensation due to the proponent's failure to define critical terms subject to multiple interpretations); *AT&T Corp.* (avail. Mar. 7, 2002) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) that would have implemented a plan favored by the proponent until the company returned to a "respectable" level of profitability and the company's share price increased "considerably"). More specifically, in reliance on Rule 14a-8(i)(3) the Staff has also concurred with the exclusion of proposals seeking to reduce particular components of executive compensation or benefits where the proponent attempted to establish reduction targets by merely referencing compensation or benefit levels paid in prior years. *See International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors "to the level prevailing in 1993"). Here, the ambiguities in the Proposal are material because they

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[3] *See* http://www.sec.gov/Archives/edgar/data/40545/000123120505000194/xslF345X02/edgar.xml

[4] *See* http://www.sec.gov/Archives/edgar/data/40545/000123120508000118/xslF345X03/edgar.xml

[5] *See* http://www.sec.gov/Archives/edgar/data/40545/000123120508000124/xslF345X03/edgar.xml

concern the essential objective of the Proposal. Similar to the proposal in *International Business Machines Corp.*, the Proposal seeks to reduce the level of certain benefits by causing the withdrawal of sufficient stock options granted to the executives in 2009 and 2010 in order to leave a "remainder" that is "close" to grants awarded prior to 2009. However, as in *International Business Machines Corp.*, key terms and concepts under the Proposal are subject to so many varying interpretations, none of which could be ruled out by relying on the imprecise language in the supporting statement, that the Company and its shareowners could not begin to know how many stock options should be withdrawn to effect the Proponent's wishes.

Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Here, the Proposal attempts to establish a process by which to withdraw an unspecified number of stock options granted to the executives using ambiguous terms which are reasonably subject to multiple interpretations. As a result, neither the Company's shareowners nor its Board of Directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
John Hepburn

GIBSON DUNN

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

NOV 01 2010

B. B. DENNISTON III

27 October 2010

BY COURIER

Mr. Brackett B. Denniston III
Secretary, General Electric Company
3135 Easton Turnpike
Fairfield
Connecticut 06828
U.S.A.

Dear Mr Denniston:

Re: Shareowner Proposal

Accompanying this letter is a Shareowner Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 that I ask you to include in the Company's Proxy Statement with respect to the Annual Meeting of Shareowners in 2011.

I believe that I have complied with the requirements detailed on page 48 of the Company's 2010 Proxy Statement, as well as all requirements pursuant to Rule 14a-8 of the Act - in particular:

- I have continuously owned 300 shares of the Company, being in excess of $2,000 market value, for more than one year as of the date of this letter and I intend to continue holding these shares through the date of the Annual Meeting that I will attend in person.
- As I am not a registered holder of these shares - because I hold them in my retirement savings account – attached is a copy of a letter, dated October 27, 2010 from BMO Trust Company, Toronto, Canada confirming that I have held those shares continually since May 2002. As I have not yet received the hard copy of this letter, upon its receipt I will mail it on to you.
- The proposal and supporting statement are not in excess of 500 words.

Yours truly,



John Hepburn

Attachments

Shareowner Proposal

Stock Options Granted to Corporate Executive Officers

RESOLVED: Upon an affirmative vote, that the shareowners of General Electric request that the Board of Directors take the necessary actions to withdraw, in sufficient numbers, stock options granted to nine Corporate Executive Officers in 2009 and 2010, to leave the remainder close to levels granted in the years 2002 through 2008.

Supporting Statement:

I am a long-term General Electric shareowner having purchased my shares in May 2002 at $31.75. Two years ago shareowners voted on my proposal to split up General Electric into four or more components. Last year I submitted a proposal on stock options, very similar to this one, but it was excluded from the Proxy Statement following a submission, authorized by our directors, to the Securities and Exchange Commission.

For many years granting of stock options on GE common stock has been a component of Corporate Executive Officer compensation with the options grants dates occurring in September, consistently every year in the ten years prior to 2009. For the four Vice-Chairmen of the company the numbers of options granted each year were around 300,000 with the other five officers at lower amounts. Stock awards ranging up to 80,000 per officer were also awarded each year until 2008.

On March 12, 2009 - a mere six trading days after GE stock sank to a 17-year low of $5.728 - nine Corporate Executive Officers were granted stock options at an exercise price of $9.57. Three Vice-Chairmen were each granted 1,000,000 options, the fourth 900,000 and five other officers 1,800,000 in aggregate. On July 23, 2009 additional options grants were made at an exercise price of $11.95. Each of the four Vice-Chairmen was granted 800,000 options and the five other officers 1,850,000 in total.

On June 10, 2010 each of the Vice-Chairmen was granted 1,000,000 options, and the five other officers 2,200,000 in total, at an exercise price of $15.68.

The likely rationale for these extraordinary options grants, all with a five-year vesting schedule, is to mitigate the dramatic decline in value of previous options grants and restricted stock awards which ranged in exercise price from $27.05 to $57.31 on September grant dates back to 1999.

So, in 2009, options grants were six times the historical level and in 2010 more than three times and, as well, the dates of grants were inconsistent with the historical September timing. To grant options on these bases must surely be considered opportunistic and excessive. It also suggests that the directors and executive officers doubt whether, during their tenure at the helm, profits will recover sufficiently to support a share price of even $27.05.

Meanwhile, we shareowners endure a dividend rate 61% lower than its level when slashed in 2009, along with an immensely depressed share price 60% below its 2007 peak, in contrast to the S&P 500 Index's equivalent 25% fall.

This is an opportunity for shareowners, whether individual or institutional, whether long-term or short-term, to express our opinion on this crucial element of executive officer compensation.

Please vote **FOR** this Resolution.


BMO Financial Group


Note: Original to be mailed
separately in next few days.

BMO Trust Company
Corporate Trust
77 King St. W.
Suite 4200
Toronto, On. M5K 1J5

Andrew Turek-Manager- Policies/Procedures

October 27th, 2010

Mr. John Hepburn

To Whom It May Concern:

RE: GE Shares in Mr. John Hepburn's Registered Account

BMO Trust Company is the Trustee for all Registered Plans held with BMO Financial Group. This letter is to confirm that our client, John Hepburn, has a total of 300 General Electric shares in his account held at BMO Nesbitt Burns. These shares were purchased in May 2002. We also confirm that since these shares are held within Mr. Hepburn's Registered Account, the record holder of these shares would be listed in our Nominee name "BMO Nesbitt Burns".

Please call me if you have any additional questions or concerns.